UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: Wednesday 21 August 2019, London UK

GSK submits first regulatory application for daprodustat in Japan for patients with renal anaemia due to chronic kidney disease

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced the submission of a Japanese New Drug Application (JNDA) to the Ministry of Health, Labour and Welfare seeking marketing approval for daprodustat, an oral hypoxia-inducible factor prolyl hydroxylase inhibitor (HIF-PHI), for the treatment of patients with renal anaemia due to chronic kidney disease (CKD).

Dr Hal Barron, Chief Scientific Officer and President R&D, GSK said, "Around 3.5 million patients in Japan have anaemia associated with renal disease which can result in weakness and fatigue. We are excited about our first regulatory filing for daprodustat which, if approved, will provide a new and convenient oral treatment option for these patients."

Anaemia is common in patients with CKD because the kidneys no longer produce adequate amounts of erythropoietin, a hormone involved in prompting the production of red blood cells.1 HIF-PHIs are a new class of drug that trigger the body's adaptations to hypoxia (i.e. oxygen deprivation) and encourage the bone marrow to make more red blood cells, thereby benefitting patients with renal anaemia.

The JNDA for daprodustat is primarily based on positive data from the phase 3 programme conducted in Japan. The studies evaluated daprodustat for the treatment of anaemia in patients across the spectrum of CKD from stages 3-5. This included patients on dialysis and those not on dialysis, regardless of prior anaemia treatment with erythropoiesis-stimulating agents (ESAs).

Daprodustat is not approved as a treatment for renal anaemia or any other indication anywhere in the world. If approved, daprodustat will be exclusively distributed in Japan by Kyowa Kirin Co., Ltd., following the strategic commercialisation deal announced in 2018. Launch activities, including engagement of healthcare professionals and commercial activities, are expected to be conducted jointly by Kyowa Kirin and GSK.

About the Japan clinical development programme
The three phase 3 studies in Japan included:
●
A 52-week study of 271 haemodialysis patients using ESAs prior to the study. It compared daprodustat versus darbepoetin alpha.
●
A 52-week study of 299 patients with stage 3-5 CKD not on dialysis, with or without prior use of ESA. It compared daprodustat versus epoetin beta pegol. Additionally, it included a cohort of 56 patients on peritoneal dialysis who were all treated with daprodustat.
●
A 24-week open label study of haemodialysis in 28 patients who were not receiving ESAs at entry to the study and were all treated with daprodustat.

About the global clinical development programme
GSK also has an ongoing global phase 3 registration programme, including:
●
ASCEND-D (Anaemia Studies in CKD: Erythropoiesis via a Novel PHI Daprodustat-Dialysis) will enrol approximately 3,000 dialysis dependent patients with anaemia associated with CKD switching from an ESA. Recruitment has completed.
●
ASCEND-ND (Anaemia Studies in CKD: Erythropoiesis via a Novel PHI Daprodustat-Non-Dialysis) will enrol approximately 4,500 non-dialysis dependent patients with anaemia associated with CKD and will include patients either switching from or naive to an ESA.  Recruitment remains ongoing.

For both studies, the co-primary endpoints are time to first occurrence of major adverse cardiovascular events (MACE) and mean change in haemoglobin between the baseline and efficacy period (mean over weeks 28-52). The studies will assess whether daprodustat is non-inferior to recombinant human erythropoietin and its analogues on these endpoints as the primary analysis. If non-inferiority of the primary analysis is met, superiority will be assessed for the MACE endpoint.

About daprodustat
Daprodustat is an oral hypoxia-inducible factor prolyl hydroxylase inhibitor. Inhibition of oxygen-sensing prolyl hydroxylase enzymes stabilises hypoxia-inducible factors, which can lead to transcription of erythropoietin and other genes involved in the production of red blood cells and iron metabolism, similar to the physiological effects that occur in the body at high altitude. Daprodustat has been developed to provide an orally-convenient treatment option which avoids the administration challenges and cold storage requirements of injectable ESAs/recombinant human erythropoietin.

About renal anaemia
Anaemia is the term used to describe a decrease of red blood cells or haemoglobin concentration which carry oxygen to the body, and in general, haemoglobin is used for diagnosis of anaemia. Kidneys produce hormones including erythropoietin, which stimulates red blood cell production. Renal anaemia commonly arises in patients with kidney impairment because the kidneys no longer produce sufficient amount of erythropoietin, a hormone involved in prompting the production of red blood cells.1 The incidence of renal anaemia increases as kidney function declines. It is estimated that 10.9 million patients in Japan have stages 3-5 CKD and of these, 32% have anaemia.2, 3

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us/.

References
1.     Anemia in Chronic Kidney Disease. National Institute of Diabetes and Digestive and Kidney Diseases. https://www.niddk.nih.gov/health-information/kidney-disease/anemia
2.     Akizawa T. et al. Burden of Anemia in Chronic Kidney Disease Patients in Japan: A Literature Review. Ther Apher Dial. 2018;22(5):444-56. https://doi.org/10.1111/1744-9987.12712
3.     Imai E. et al. Prevalence of chronic kidney disease in the Japanese general population. Clin Exp Nephrol. 2009 Dec;13(6):621-30. https://doi.org/10.1007/s10157-009-0199-x

GSK enquiries:
UK Media enquiries:	Simon Moore	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Evan Berland	+1 215 751 5497	(Philadelphia)
	Courtney Dysart	+1 215-237-7431	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 2406	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2018.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 21, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc